10 Bareket Street

Petach Tikva, Israel, 4951778

July 25, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OphthaliX, Inc.

Application for Withdrawal on Form RW for

Registration Statement on Form S-1 (File No. 333-189779)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), OphthaliX, Inc. (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (Registration No. 333-189779), and all exhibits filed therewith and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2013. The Company is requesting withdrawal of the Registration Statement because on May 21, 2017 the Company and a wholly-owned subsidiary of the Company (the “Merger-Sub”) and Wize Pharma Ltd., entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Wize, with Wize becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger.

We respectfully request that the Commission issue an order granting withdrawal of the Registration Statement, effective as of the date hereof or the earliest practical date thereafter, and send a copy of the order withdrawing the Registration Statement to the attention of Gary Emmanuel, Esq. of McDermott Will & Emery LLP via email at gemmanuel@mwe.com or via facsimile at (212) 547 5444.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any further questions regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact Gary Emmanuel of McDermott Will & Emery LLP at (212) 547 5541

Sincerely,

/s/ Pnina Fishman
Pnina Fishman Chief Executive Officer